October 12, 2012

VIA FACSIMILE AND EDGAR TRANSMISSION

Ms. Lyn Shenk, Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Copa Holdings, S.A. Form 20-F for the Fiscal Year Ended December 31, 2011 Filed April 16, 2012 (File No. 001-32696)

Dear Ms. Shenk:

By letter dated September 27, 2012 (the “Comment Letter”), the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) provided certain comments on the annual report on Form 20-F for the fiscal year ended December 31, 2011, as filed on April 16, 2012 (the “2011 Form 20-F”) by Copa Holdings, S.A. (the “Company”).  The Company today is submitting herewith, via EDGAR and facsimile, responses to the Staff’s comments.

For convenience, we have reproduced below the Staff’s comments in bold and have provided the Company’s responses immediately below the comments.

Form 20-F For Fiscal Year Ended December 31, 2011

Item 3. Key Information
A. Selected Financial Data, page 2

1.	Footnotes (16) through (19) to the table do not appear to be referenced within the table. Please advise.

Prior to January 1, 2011, the Company reported its financial and operating information by business segment.  Footnotes (16) through (19) historically related to segment operating data and were mistakenly included although the Company discontinued segment reporting in its 2011 20-F.

The Company currently calculates both “on-time performance” and “average stage length” on a consolidated basis and on a going-forward basis. Both metrics will be included in the Selected Financial Data table with the related footnotes.  In the 2011 20-F, these operating metrics would have been reported for the periods indicated as follows:

	2011	2010	2009
On-time performance (16)	90.5%	90.7%	87.7%
Average stage length (17)	1,017	919	923

(16) Percentage of flights that arrive at the destination gate within fifteen minutes of scheduled arrival.
(17) The average number of miles flown per flight.

We note that the information described in Footnote (18) (percentage of flights that depart within fifteen minutes of the scheduled departure time) is not a standard industry operating metric.  Footnote (19) described the basis for calculating the revenue of Aerorepublica and is no longer relevant given that segment reporting has been discontinued.  The information contained in Footnotes (18) and (19) will not appear in the Company’s future 20-F filings.

Item 5. Operating and Financial Review and Prospects

B. Liquidity and Capital Resources

Operating Activities, page 55

2.
We note your reference to the increase in net income in partial explanation of the increase in cash flows from operations in 2011. Please note that references to net income, prepared on the accrual basis of accounting, may not provide a sufficient basis for an investor to analyze changes in cash flows provided by operating activities in terms of cash. Please enhance your operating activities cash flow disclosure by providing a discussion and analysis of the material factors that directly impact the comparability of operating cash flows between comparative periods in terms of cash. Relative collections of receivables and relative amounts paid for operating items, accompanied by a discussion of the associated reasons for these factors, are examples of factors that directly affect cash. The purpose of the analysis is not to convert your reporting of cash flows of operating activities from the indirect method to the direct method but to give investors a better understanding of the material factors within your operating activities that actually impacted cash. Refer to Section IV.B.1 of “Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations” available on our website at http://www.sec.gov/rules/interp/33-8350.htm for guidance. Please provide us with a copy of your intended revised disclosure.

We will revise our discussion of cash flows from operations in future filings to be consistent with the following disclosure:

The Company relies primarily on cash flows derived from its operations to generate working capital for current and future operations. Net cash flows provided by the Company’s operations for the year ending on December 31, 2011, were $498.3 million, increasing by $205.5 million compared to $292.8 million in 2010. This increase in cash flows from operations in 2011 was primarily driven by increased passenger ticket sales as a result of a strong demand environment in a period with a large increase in capacity and an increase in accounts payable due to current fuel obligations as of the reporting date. Net cash flows provided by operations for the year ending on December 31, 2010, were $292.8 million, increasing by $1.5 million compared to $291.3 million in 2009. This increase in cash flows from operations in 2010 was primarily due to increased passenger ticket sales partially offset by higher fuel prices.

Consolidated Statement of Financial Position, page 3

3.
Paragraphs 10(f) and 39 of IAS 1 requires a statement of financial position as at the beginning of the earliest comparative period when an entity makes a retrospective restatement of items in its financial statements or when it reclassifies items in its financial statements. Given the reclassification disclosed in note 2.24 and the prior period correction disclosed in note 3 of the notes to the financial statements, please explain to us why you did not present a statement of financial position as at January 1, 2010.

Although we acknowledge that IAS 1 generally requires a statement of financial position at the beginning of the earliest comparative period in the event of a retrospective restatement, IAS 1 also states that:

•	An entity need not provide specific disclosure required by IFRS if the information is not material;
•	Materiality depends on the size and nature of the omission or misstatement judged in the surrounding circumstances;
•	Notes are part of the complete set of financial statements; and
•	An entity shall include comparative information for narrative and descriptive information when it is relevant to understanding the current period's financial statements.

In light of the foregoing concepts, the Company and its auditors concluded that a statement of financial position as at January 1, 2010 was not necessary given that the reclassification and prior period corrections did not materially affect the comparative amounts contained within the Company’s financial statements, including the related notes. The reclassification disclosed in note 2.24 only affected the income statement presentation of the frequent flyer program and had no effect on the balance sheet or on operating income.  The prior period correction related to only one component of the Company’s balance sheet and had a similar impact on the 2009 and 2010 retained earnings.  Furthermore, because there was no impact on the initial balance, all relevant disclosure was included in note 3 to the financial statements, and the correction did not have any effect on the income statement or cash flows, a statement of financial position as at January 1, 2010 would not have presented an investor with additional material information.

Notes to the Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Note 2.17 Revenue Recognition d) Frequent Flyer Program, page 29

4.
We note that your participation in United Continentals’ (United) frequent flyer program allows your passengers to receive mileage credits for traveling on your flights and receive all the benefits and privileges offered by United’s program. We note that you recognize passenger revenue upon payment to United for these credits based upon the agreed per mile rate. Please tell us how you account for this program with United, including how you determine the valuation and timing of amounts recognized and the accounting literature upon which you relied.

We would like to clarify for the Staff that the Company recognizes passenger revenue only when transportation has been provided to a passenger.  As passengers travel on our flights and accrue frequent flyer mileage credits, we pay United Continental the agreed upon per mile rate and net such amounts from passenger revenue. Passenger revenue therefore captures only the amount paid in respect of a completed flight service (it is net of the corresponding payment to United Continental for the mileage credit accrued by the passenger in respect of such flight service).  Please see our responses to Staff’s comment #6, 7 and 8 for additional information with respect to the net basis accounting treatment of the frequent flyer program. The Company believes this accounting complies with the guidance in IFRIC 13, paragraph 5, which requires the Company to apply paragraph 13 of IAS 18, revenue, and account for the award credit as a separately identifiable component of the transaction with the passenger.

5.
The exhibit list of your 2009 Form 20-F indicates that the “Form of Amended and Restated Frequent Flyer Program Participation Agreement” is in exhibit 10.40 to the registration statement on Form F-1 filed November 28, 2005, as amended on December 1, 2005 and December 13, 2005, File No. 333-129967. However, it does not appear that this exhibit contains the details of this program. Please tell us the exhibit in which you have filed the details of the frequent flyer program. If the details of the program are not in a filed exhibit, please file an exhibit containing the details of the program and provide us with a copy of the exhibit.

The Company did not file the Frequent Flyers Program Participation Agreement (“FFA”) as an exhibit to its 2011 20-F because it is not a material agreement as defined by either Paragraph 4(b) of the Instructions to Exhibits section of Form 20-F or Reg S-K 601(b)(10)(i). Reg S-K 601(b)(10)(ii) and Reg S-K 601(b)(10)(ii)(B) respectively state that contracts made in the “ordinary course of business” do not need to be filed unless captured by certain enumerated categories, including “any contract upon which the registrant’s business is substantially dependent…”, in which case such contract shall be filed “except where immaterial in amount or significance.”  In 2011, the frequent flyer program governed by the FFA generated 1.1% of our total revenues and accounted for 1.0% of our total expenses.  Given the small percentage of revenue and expenses attributed to the FFA, the Company concluded the amounts were immaterial in amount and significance and that the contract is not one on which the Company is substantially dependent.

The Company notes that the FFA was previously filed as an exhibit by the Company (as indicated by the Staff in its comment) because it documented a transaction with a shareholder required to be filed pursuant to Reg S-K 601(b)(10)(ii)(A) and Paragraph 4(b) of the Instructions to Exhibits section to Form 20-F, which refers to any contract to which “security holders named in the registration statement are parties…” unless that agreement is immaterial or insignificant. At the time of the 2005 Registration Statement on Form F-1, Continental Airlines was a significant shareholder of the Company holding 27.3% of the Company’s voting capital stock.  Continental gradually reduced its ownership in the Company and sold its remaining shares in a public offering completed in May of 2008. As neither Continental nor its corporate successors (United Continental) are holders of the Company’s securities, the FFA is no longer required to be filed by the Company as an exhibit to its annual report on Form 20-F.

6.
In response to comments 7 and 8 of your letter to us dated November 4, 2010 you provided a copy of the disclosure in regard to your accounting for the frequent flyer program that you intended to include in the 2010 Form 20-F. However, it appears that the disclosure of this program in note 2.17d of the notes to the financial statements in the 2010 Form 20-F has been significantly reduced compared to the intended disclosure. We also note that the last sentence of the disclosure of this program in note 2.17d of the notes to the financial statements in the 2011 Form 20-F differs from the last sentence of the disclosure in this note in the 2010 Form 20-F. Please explain to us the reason for the varied disclosures, and provide us with a copy of the disclosure intended for the notes to the consolidated financial statements that clearly explains all significant terms, conditions and related accounting (as applied to each of expense and revenue, as appropriate) of the frequent flyer program. This disclosure should discuss how amounts recorded for the frequent flyer program are determined, in particular, whether any valuation is required and the basis of the valuation.

The disclosure of the frequent flyer program in the 2010 Form 20-F and 2011 Form 20-F was reduced compared to the intended disclosure because the Company sought to clarify and simplify the description of the program and the related accounting.  With respect to the difference between the last sentence of the disclosure in the 2010 20-F and the 2011 Form 20-F, we note that as described in note 2.24 to the financial statements, amounts paid to United Continental are no longer expensed, but are netted from “passenger revenues.”

In response to the Staff’s request, we will revise our disclosure in regard to our accounting for the frequent flyer program in future filings to be consistent with the following disclosure:

The Company participates in United Continentals’ One Pass (Renamed Mileage Plus in March 2012) frequent flyer program, for which the Company’s passengers receive all the benefits and privileges offered by the Mileage Plus program. United Continental is responsible for the administration of and retains the liability to redeem miles under the Mileage Plus program. Under the terms of the Company’s frequent flyer agreement with United Continental, Mileage Plus members receive Mileage Plus frequent flyer mileage credits for traveling on the Company’s flight and the Company pays United Continental a per mile rate for each mileage credit granted to United Continental at the time of the flight.  The amounts paid to United Continental are recognized by the Company through a deduction under “passenger revenue” in the consolidated statement of income and the Company has no further payment or service obligation with respect to the mileage credits.  United Continental is then obligated to pay the Company a per mile rate for every mile flown by a Mileage Plus Member redeeming miles on a Copa Airlines or Copa Colombia flight. The rates paid by United Continental depend on the class of service, the flight length and the availability of the reward. This revenue received from United Continental is recorded in “passenger revenue” in the accompanying consolidated income statement as flight services are provided to the passenger.

7.
In note 2.24 of the notes to the financial statements you indicate that reclassifications were made within operating expenses in regard to the frequent flyer program to reflect reporting on a “net basis” within operating revenues. In connection with the preceding comment, please explain to us and disclose your net basis of accounting for revenues associated with the program, and the basis of your reporting of the aspects of this program in both operating revenues and operating expenses.

Given that the Company is acting on behalf of a third party (United Continental) in its issuance of frequent flyer mileage credits, we apply paragraph 8(a) of IFRIC 13, which permits the net basis recognition for revenues associated with the frequent flyer program. However, we do not recognize any fee for this element of the transaction. Pursuant to paragraph 13 of IAS 18, we recognize revenue for the value of the service we provide (a completed flight). With this reclassification, we no longer recognize an expense for the amount we agree to pay to United Continental for the mileage earned by our customers when they choose to fly with us.

8.
In regard to the frequent flyer program, you disclose that you pay United Continental a per mile rate for each mileage credit granted by United Continental, at which point you have no further obligation. However, it appears that passengers may redeem mileage credits for travel on your flights. Please explain to us why you have no obligation for the redemption of mileage credits for travel on your flights and how your accounting complies with IFRIC 13. Also, please advise if you have relied on other authoritative guidance for your accounting treatment of the frequent flyer program and identify this guidance.

As discussed in our response to comment #7 above, we recognize revenue net of our obligation to reimburse United Continental a per mile rate for each mile granted by Mileage Plus passengers.  We pay United Continental these amounts on a monthly basis and once we have paid for such mileage credits, the Company has no further obligation to the passenger or to United Continental.  Going forward, United Continental is responsible for any redemption of such mileage credits by Mileage Plus members. We note that in the event a Mileage Plus member elects to use their mileage credit to fly with us, in a wholly separate transaction from the netted transactions under IFRIC 13, United Continental pays the Company through weekly sales settlements and we recognize the revenue received from United Continental when we provide the flight service to the passenger.

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Also, as requested by the Staff, the Company acknowledges that:

▪ It is responsible for the adequacy and accuracy of the disclosure in its filings;

▪ Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and

▪ The Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Thank you for your consideration of the Company’s responses.  If you or any other member of the Staff has any further questions or comments concerning the response, or if you require additional information, please do not hesitate to contact Victor Vial, Chief Financial Officer, at 011 (507) 304 2522 or Adrian Thiel, Director of Finance, at 011 (507) 304 2675.

Very truly yours,

/s/ Victor Vial
Mr. Victor Vial
Chief Financial Officer
Copa Holdings, S.A.

cc:

Duane McLaughlin

Vanessa Gonzalez

Cleary Gottlieb Steen & Hamilton LLP